SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated April 29, 2015.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 33-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI reports record earnings of $251 million in Q2

Q2-F2015 year-over-year highlights

•	Revenue of $2.6 billion;

•	Bookings of $2.3 billion;

•	Backlog of $20.0 billion, up $524 million;

•	Adjusted EBIT of $363.1 million, up $21.6 million;

•	Adjusted EBIT margin of 14.0%, up 140 basis points;

•	Net earnings of $251.2 million, up 8.8%;

•	Net earnings margin of 9.7%, up 120 basis points;

•	Diluted EPS of $0.78, up 6.8%;

•	Cash provided by operating activities of $284.7 million;

•	Return on invested capital of 14.6%, up 120 basis points;

•	Return on equity of 18.4%, up 50 basis points.

Note: All figures in Canadian dollars. Q2-F2015 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
Montréal, Quebec, April 29, 2015 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2015 second quarter revenue of $2.6 billion, compared with $2.7 billion in the year ago period. Sequentially, revenue improved by $59.9 million.

During the quarter, the Company booked $2.3 billion in contract awards, bringing the total bookings over the last twelve months to $11.1 billion or 107.4% of revenue. At the end of March 2015, the Company’s backlog of signed orders stood at $20.0 billion, up $524.0 million compared with the same period last year.

Adjusted EBIT was $363.1 million compared with $341.5 million in Q2-F2014, an improvement of 6.3%. Adjusted EBIT margin was 14.0% compared with 12.6% last year, an improvement of 140 basis points. For comparable purposes, excluding the resolution of acquisition-related provisions from the year ago period, adjusted EBIT grew by 10.1% while margin expanded by 180 basis points.
Net earnings in Q2 were $251.2 million, up 8.8% compared with $230.9 million in the year ago period, while the net earnings margin of 9.7% increased by 120 basis points year-over-year. When excluding specific items from Q2-F2014, the improvement in net earnings was 9.4%.

Earnings per diluted share were 78 cents, compared with 73 cents in Q2-F2014, representing an increase of 6.8%. When excluding specific items from Q2-F2014, EPS expanded by 8.3%.

In millions of Canadian dollars except earnings per share and where noted
	Q2-F2015	Q2-F2014
Revenue	2,601.2	2,704.3
Adjusted EBIT Margin	363.1 14.0%	341.5 12.6%
Net earnings prior to specific items*	251.2	229.6*
Margin	9.7%	8.5%
Earnings per share (diluted) prior to specific items*	0.78	0.72*
Net earnings	251.2	230.9
Margin	9.7%	8.5%
Earnings per share (diluted)	0.78	0.73
Weighted average number of outstanding shares (diluted)	322,915,371	316,695,250
Net finance costs	24.5	25.0
Net debt	1,869.8	2,678.2
Net debt to capitalization ratio	24.4%	35.6%
Cash provided by operating activities	284.7	350.7
Days sales outstanding (DSO)	41	47
Return on invested capital (ROIC)	14.6%	13.4%
Return on equity (ROE)	18.4%	17.9%
Bookings	2,253	2,850
Backlog	20,000	19,476
*Specific items in Q2-F2014 include: $19.1 million in integration-related expenses net of tax, a tax benefit of $11.9 million and the resolution of acquisition-related provisions in the amount of $8.5 million net of tax.
Cash generated from operating activities was $284.7million, or $314.3 million when excluding $29.6 million of integration-related cash disbursements. Over the last twelve months, excluding $105.7 million of integration-related cash disbursements, CGI operations have generated $1.5 billion in cash or $4.64 per diluted share.
Net debt was $1.9 billion at the end of Q2-F2015, representing a year-over-year reduction of $808.4 million. As a result, the net debt to capitalization ratio improved to 24.4% from 35.6% in the year ago period. At the end of March 2015, CGI had $1.7 billion in available cash and unused credit facilities.
“Our focus on operational excellence continues to deliver significant business value to our clients and superior returns to investors over time,” said Michael E. Roach, President and CEO.  “Our financial performance in the quarter and first six months of fiscal 2015, coupled with our strong balance sheet reinforces our ability to continue executing our build and buy global growth strategy.”

Q2-F2015 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern Daylight Time to discuss results. Participants may access the call by dialing 866-225-2055 or via www.cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog of C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB).Website: www.cgi.com.
Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS prior to specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information
Lorne Gorber
Senior Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: April 29, 2015	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer